July 12, 2007	32367.00033

VIA EDGAR AND BY COURIER

Mr. Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:
FairPoint Communications, Inc.
Registration Statement on Form S-4 (File No. 333-141825)

Ladies and Gentlemen:

        Based on a telephonic discussion with the Staff on July 12, 2007, we are submitting on behalf of FairPoint Communications, Inc., a Delaware corporation (the "Registrant"), a revised page from the Registrant's Registration Statement (the "Registration Statement") on Form S-4 (File No. 333-141825) relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of up to 54,185,794 shares of common stock, par value $.01 per share (the "Common Stock"), to be issued by the Registrant in connection with the Registrant's merger with Northern New England Spinco Inc. The enclosed page has been revised to reflect the Staff's comment and marked to show such revisions.

        If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6932.

Sincerely,

/s/ Jeffrey J. Pellegrino

Jeffrey J. Pellegrino
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Derek B. Swanson
Robert Littlepage
Kenya Wright Gumbs
Shirley J. Linn, Esq., Executive Vice President and General Counsel, FairPoint
Communications, Inc.
Steven J. Slutzky, Esq., Debevoise & Plimpton LLP

Enclosure

that it will designate Eugene B. Johnson, its current Chairman of the board of directors and Chief Executive Officer, as one of its designees to the board of directors of the combined company and that he will continue to serve as the Chairman of the board of directors of the combined company.

Q:
What will be the indebtedness of the combined company following completion of the spin-off and merger?

A:
By virtue of the merger, the combined company will incur or assume an amount of additional indebtedness equal to $1.7 billion, consisting of borrowings under a new credit facility, which is expected to be obtained immediately prior to the closing of the merger, referred to as the new credit facility, and the Spinco securities to be issued to the Verizon Group. In addition, the combined company will refinance all borrowings outstanding under FairPoint's existing credit facility, which borrowings totaled $618 million as of March 31, 2007, with borrowings from its new credit facility. FairPoint expects that the combined company will have approximately $2.3 billion in total debt immediately following completion of the merger.

Q:
Will there be a post-closing working capital adjustment?

A:
Pursuant to the distribution agreement between Verizon and Spinco, Spinco is required to have working capital at the closing of the merger equal to $50.5 million minus (i) subject to the entry of a stipulation by the Maine Public Utilities Commission described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Northern New England Business—Overview," any amount, not to exceed $12 million, that Verizon spends in expanding its DSL network in Maine in excess of the $1.9 million previously anticipated to be spent for such purpose and (ii) approximately 40% of certain fees which may be paid to the banks that have agreed to provide or arrange financing in connection with the merger and related transactions. If the actual working capital transferred to Spinco by Verizon in the spin-off exceeds the target working capital amount described in the distribution agreement, then, after the closing of the merger, the combined company will pay to Verizon the difference between the actual working capital amount and the target working capital amount. If the actual working capital amount transferred to Spinco by Verizon in the spin-off is less than the target working capital amount set forth in the distribution agreement, then, after the closing of the merger, Verizon will pay to the combined company the difference between the actual working capital amount and the target working capital amount.

Q:
Will FairPoint's current senior management team manage the business of the combined company following the merger?

A:
Yes. FairPoint anticipates that its senior management team will continue to manage the business of the combined company after the merger. In addition, FairPoint expects to supplement FairPoint's current senior management team with members of Verizon's regional management team who currently manage the Spinco business. See "Management of the Combined Company."

Q:
What are the material tax consequences to FairPoint stockholders and Verizon stockholders resulting from the spin-off and the merger?

A:
FairPoint stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the merger. Verizon stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the spin-off or the merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of FairPoint common stock. The material U.S. federal income tax consequences of the spin-off and the merger are described in more detail under "Material United States Federal Income Tax Consequences of the Spin-Off and the Merger."

Q:
Are there risks associated with the merger?

A:
Yes. The combined company may not achieve the expected benefits of the merger because of the risks and uncertainties discussed in the sections titled "Risk Factors" and "Special Note

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